May 31, 2012

By EDGAR and facsimile (202) 942-9528

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn: Ms. Beverly A. Singelton

Re: Two River Water Company
Response to your letter dated May 22, 2012
Form 10-K for Fiscal Year Ended December 31, 2011 Review
Your file number:  0-51139

Request for additonal time to respond to your inquiries

Dear Ms. Singleton:

This correspondence follows our phone call this morning whereby we requested an additional 10 business days to responded to the above referenced letter.  You have granted Two Rivers Water Company until June 20, 2012 to submit our response.   Thank you.

Respectfully submitted,

/s/ Wayne Harding, CFO
Two Rivers Water Company

Two Rivers Water Company – 2000 South Colorado Blvd.  Tower 1 Ste 3100 – Denver, CO 80222